Exhibit 21.1

List of Principal Subsidiaries of Sharewow Limited

Subsidiary	Jurisdiction
MiniMe Technology Innovation Limited	BVI
MiniMe Technology Limited	Hong Kong
Beijing Wayou Technology Co., Ltd.	PRC
Xiamen Suxiang Technology Co. Ltd.	PRC
Xiamen Yuwa Technology Co. Ltd.	PRC
Tianjin Suxiang Technology Co. Ltd.	PRC
Beijing Suxiang Technology Co. Ltd.	PRC
Guangzhou Yuwa Cultural and Creative Co. Ltd.	PRC